UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES

EXCHANGE ACT OF 1934

For the year ended December 31, 2016

Commission file number 1-12984

PROFIT SHARING AND RETIREMENT PLAN OF EAGLE MATERIALS INC.

(Full title of the plan)

EAGLE MATERIALS INC.

3811 Turtle Creek Blvd, Suite 1100

Dallas, Texas 75219

(Name of issuer and address of principal executive office)

PROFIT SHARING AND RETIREMENT PLAN OF EAGLE MATERIALS INC.

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

AT DECEMBER 31, 2016 AND 2015

AND FOR THE YEAR ENDED DECEMBER 31, 2016

Report of Independent Registered Public Accounting Firm

To the Administrative Committee

PROFIT SHARING AND RETIREMENT PLAN OF EAGLE MATERIALS INC.:

We have audited the accompanying statements of net assets available for benefits of the PROFIT SHARING AND RETIREMENT PLAN OF EAGLE MATERIALS INC. (“Plan”) as of December 31, 2016 and 2015, and the related statement of changes in net assets available for benefits for the year ended December 31, 2016. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of PROFIT SHARING AND RETIREMENT PLAN OF EAGLE MATERIALS INC. as of December 31, 2016 and 2015, and the changes in its net assets available for benefits for the year ended December 31, 2016, in conformity with U.S. generally accepted accounting principles.

The supplemental Schedule H, Part IV – Schedule of Assets (Held at End of Year) as of December 31, 2016 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the information presented in the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental schedule is fairly stated in all material respects in relation to the financial statements as a whole.

/S/ SUTTON FROST CARY LLP

Arlington, Texas

June 26, 2017

PROFIT SHARING AND RETIREMENT PLAN OF EAGLE MATERIALS INC.

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

AT DECEMBER 31, 2016 AND 2015

	December 31,
	2016	2015
Assets:
Investments in the Eagle Materials Inc. Plans Master Trust, at fair value	$84,745,458	$71,284,738
Notes receivable from participants	1,675,576	1,423,717
Employers’ contribution receivable	4,937,914	4,857,931

Net Assets Available for Benefits	$91,358,948	$77,566,386

See accompanying notes to financial statements.

PROFIT SHARING AND RETIREMENT PLAN OF EAGLE MATERIALS INC.

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

YEAR ENDED DECEMBER 31, 2016

Additions:
Participating Employers’ contributions	$4,937,914
Participant contributions	3,504,975
Participant rollovers	572,744
Interest income on notes receivable from participants	78,157
Interest in the Eagle Materials Inc. Plans Master Trust investment gain	8,667,303
Other Income	13,779

Total Additions	17,774,872

Deductions:
Distributions to participants	(3,965,925)
Administrative expenses	(16,385)

Total Deductions	(3,982,310)

Net Increase	13,792,562

Net Assets Available for Benefits:
Beginning of year	77,566,386

End of year	$91,358,948

See accompanying notes to financial statements.

PROFIT SHARING AND RETIREMENT PLAN OF EAGLE MATERIALS INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2016

NOTE 1. DESCRIPTION OF THE PLAN

The following description of the Profit Sharing and Retirement Plan of Eagle Materials Inc. (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The Plan, adopted April 1, 1994 and amended and restated January 1, 2014, is a defined contribution retirement plan covering eligible employees of Eagle Materials Inc. (the Company or Eagle Materials) and eligible employees of certain subsidiaries of the Company, which have adopted the Plan with the Company’s consent. The Company and certain subsidiaries collectively comprise the “Participating Employers”. The Plan is administered by an Administrative Committee (the Committee) appointed by the Board of Directors of the Company. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

Participants enter the Plan, for profit sharing purposes, on the first January 1 or July 1 after their date of hire. All salaried employees of Participating Employers are eligible to participate in the Plan provided the employee is not a member of a group or class of employees covered by a collective bargaining agreement, unless such agreement extends the Plan to such group or class of employees. There are no such employees at December 31, 2016. Participants may also contribute amounts representing distributions from other qualified defined benefit and defined contribution plans.

Contributions

The Plan permits participants to contribute pre-tax up to 70% of their compensation, up to a statutory limit, as defined by the Plan, to a 401(k) account upon the date of hire. The Plan also permits participant voluntary (after-tax) contributions of up to 10% of compensation, as defined by the Plan. Total contributions, including participants, Participating Employers’ and participant voluntary (after-tax) contributions are limited to the maximum amount permitted under the applicable Internal Revenue Code (the Code) regulations and Plan document.

Employer discretionary profit sharing contributions are made by the Participating Employers as determined by the Company’s Boards of Directors. Profit sharing contributions are made to all qualifying participants employed on December 31 of each year, and are allocated to participant accounts on a pro rata basis determined by each participant’s annual compensation.

The Participating Employers, at their sole discretion, may also make qualified non-elective contributions to the Plan. No such qualified non-elective contributions were made for the 2016 Plan year. Forfeitures may be used to reduce employer profit sharing contributions or administrative expenses of the Plan. Accrued discretionary employer profit sharing contributions to the Plan were reduced by assumed forfeitures of $120,000 at December 31, 2016.

PROFIT SHARING AND RETIREMENT PLAN OF EAGLE MATERIALS INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2016

NOTE 1. DESCRIPTION OF THE PLAN (continued)

Participants direct the investment of their accounts into various registered investment company funds, a common/collective trust fund or the Eagle Materials Common Stock Fund (the EXPSF). The EXPSF is a unitized stock fund.

Participants may allocate up to 15% of employer and participant (before- and after-tax) contributions to the EXPSF, whereas up to 100% may be allocated to any other investment option offered by the Plan.

Excess Contributions Payable

The Plan passed the discrimination test for the years ended December 31, 2016 and 2015; therefore, there were no refunds of excess contributions.

Vesting

Employer Profit Sharing Contributions to the Plan vest as follows:

Years of Service	Vested Percent
Less than 2	0%
2	20%
3	40%
4	60%
5	80%
6 or more	100%

If a participant terminates service when the participant’s vested accrued benefit is zero, the participant is deemed to have received a distribution of such vested benefit as of the last day of the Plan year in which he/she incurs a break in service.

Participants are always fully vested in their participant and voluntary contributions, related earnings, and participant rollovers, as well as being fully vested in the event of full and permanent disability or death, as defined by the Plan.

The Plan provides for distributions when a participant terminates employment and the fair value of the participant’s vested accrued benefit is equal to or less than $5,000. A summary of such provisions follows:

•	Upon termination of service, if the fair value of a participant’s vested accrued benefit is $5,000 or less, the Committee shall direct Fidelity Management Trust Company (Trustee) to distribute the fair value of the participant’s vested balance in a single sum. In the event of a mandatory distribution greater than $1,000 (but less than $5,000), if the participant does not elect to have such distribution paid directly to an eligible retirement plan or to receive the distribution, then the Committee will pay the distribution in a direct rollover to an individual retirement plan designated by the Committee.

PROFIT SHARING AND RETIREMENT PLAN OF EAGLE MATERIALS INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2016

NOTE 1. DESCRIPTION OF THE PLAN (continued)

•	If a participant terminates service when the participant’s vested accrued benefit is zero, the participant is deemed to receive a distribution of his entire vested accrued benefit as of the day of termination.

Notes Receivable from Participants

Notes receivable from participants represent loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Plan participants may borrow from their accounts an amount generally not to exceed the lesser of $50,000 or 50% of their vested account balance. The repayment terms of loans may not exceed five years except for loans used to acquire a principal residence. Each loan bears interest at the Wall Street Journal prime rate plus one percent. Principal and interest are paid ratably through automatic payroll deductions. No allowance for credit losses has been recorded as of December 31, 2016 or 2015. If a participant ceases to make loan repayments and the Plan administrator deems the loan to be a distribution, notes receivable from participants is reduced and a benefit payment is recorded.

Administrative Expenses

Certain administrative expenses of the Plan are paid by the Company. The Plan is not required to reimburse the Company for any administrative expenses paid by the Company. Expenses not paid by the Company are paid by the Plan.

Distributions

In accordance with the Plan document, distribution of a participant’s vested account is available upon the participant’s retirement, death, disability, termination of employment, or attainment of age 59 1⁄2; or distribution is available to satisfy a financial hardship meeting the requirements of the Internal Revenue Service (IRS) regulations. Distributions are made in a lump-sum payment, a direct rollover distribution, or a combination thereof.

Plan Termination

Although there is no intention to do so, the Company has the right to discontinue contributions and terminate the Plan subject to the provisions of ERISA. The Plan provides that, in the event of Plan termination, participants will become fully vested in their Participating Employers’ contributions, and the method of distribution of assets will be in accordance with the provisions of ERISA.

Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis of accounting. Distributions to participants are recorded when paid.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

PROFIT SHARING AND RETIREMENT PLAN OF EAGLE MATERIALS INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2016

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES

Valuation of Investments

All of the Plan’s investments, except for participant loans, are commingled with the investments of the Eagle Materials Inc. Hourly Profit Sharing Plan (the Eagle Hourly Plan) in the Eagle Materials Inc. Plans Master Trust (the Master Trust). The Master Trust is governed by a trust agreement with the Trustee which is held accountable by and reports to the Committee.

Investments included in the Master Trust are valued at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Plan presents the net change in fair value of common stock, mutual funds and common and collective trusts, which consists of realized gains or losses, unrealized appreciation (depreciation), and any income or capital gain distributions from such investments, in the accompanying statement of changes in net assets available for benefits.

Under the Fair Value Measurements and Disclosures topic of the Codification, ASC 820, disclosures are required about how fair value is determined for assets and liabilities and a hierarchy for which these assets and liabilities must be grouped is established, based on significant levels of inputs as follows:

Level 1 -	Quoted prices in active markets for identical assets or liabilities.

Level 2 -	Inputs other than quoted prices included in level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3 -	Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. This includes certain pricing models, discounted cash flow methodologies and similar techniques that use significant unobservable inputs.

A financial instrument’s level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. The following is a description of the valuation methodologies used for instruments measured at fair value, including the general classification of such instruments pursuant to the valuation hierarchy.

Common Stock

Common stock is valued at the closing price reported on the New York Stock Exchange Composite Listing and is classified within level 1 of the valuation hierarchy.

Mutual Funds

These investments are public investment vehicles valued using the Net Asset Value (“NAV”) provided by the administrator of the fund. The NAV is based on the value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding. The NAV is a quoted price in an active market and classified within level 1 of the valuation hierarchy.

PROFIT SHARING AND RETIREMENT PLAN OF EAGLE MATERIALS INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2016

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES (continued)

Common/Collective Investment Trust

The Master Trust holds an investment in the Fidelity Managed Income Portfolio (“Fund”), which is managed by Fidelity Management Trust Company and invests in assets (typically fixed-income securities or bond funds and may include derivative instruments such as futures contracts and swap agreements), enters into wrap contracts (“Wrap”) issued by third parties and invests in cash equivalents represented by shares in money market funds. A Wrap is a contract with an insurance company or bank, which absorbs any gains or losses caused by market fluctuations. The Wrap allows investors to hold their investments at the original par or book value plus accrued interest, resulting in stable rates of return. The fair value of the units of this investment is based on the fair value of the underlying investments, and a NAV can be calculated for this Fund. Audited financial statements are available for this investment. The Fund intends to hold only assets whose fair market value is the contract value of the investment. Income is calculated daily and the amount of income is dependent on contract interest rates, contract maturities, and new investments in the Fund. This investment is a fully benefit-responsive fund; however, it does contain several redemption restrictions: redemptions by Plan participants to reinvest in options that compete with the Fund may be delayed for up to 90 days, and full or partial Plan sponsor directed redemptions or terminations may be delayed for up to 365 days.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Below is the Plan’s share of Master Trust investments carried at fair value on a recurring basis by the fair value hierarchy levels described above:

	Assets at Fair Value at December 31, 2016
	Level 1	Level 2	Total
Mutual funds	$71,114,735	$1,319,514	$72,434,249
Common stock	9,209,068	—	9,209,068

Total Investments at fair value	80,323,803	1,319,514	81,643,317
Collective trust measured at NAV*	—	3,102,141	3,102,141

Total Investments	$80,323,803	$4,421,655	$84,745,458

	Assets at Fair Value at December 31, 2015
	Level 1	Level 2	Total
Mutual funds	$60,926,460	$1,654,301	$62,580,761
Common stock	6,059,000	—	6,059,000

Total Investments at fair value	66,985,460	1,654,301	68,639,761
Collective trust measured at NAV*	—	2,644,977	2,644,977

Total Investments	$66,985,460	$4,299,278	$71,284,738

*	Certain investments that are measured at fair value using the NAV per share (or its equivalent) practical expedient have not been categorized in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to amounts presented in the statements of net assets available for benefits.

PROFIT SHARING AND RETIREMENT PLAN OF EAGLE MATERIALS INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2016

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES (continued)

All security transactions are recorded on the trade date. Gains and losses on the disposals of investments are determined based on the average cost of all securities. Dividend income is recorded on the effective date of a declared dividend. Income from other investments is recorded as earned on an accrual basis.

The Master Trust allocates net investment income/(loss) to the Plan based on the ratio of fair values of the Plan’s investment in each Master Trust account. Net investment income is then allocated to participants on a pro rata basis. Administrative expenses for the year ended December 31, 2016 include Trustee and record keeper fees. Fund management fees are charged directly to the Master Trust and therefore are included in the net change in fair value of investments for the Master Trust. Administrative expenses are allocated pro rata to the Plan and the Eagle Hourly Plan.

Recent Accounting Pronouncements

In May 2015, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update 2015-07, Disclosures for Investments in Certain Entities that Calculate Net Asset Value Per Share (or its Equivalent), (“ASU 2015-07”). ASU 2015-07 removes the requirement to categorize within the fair value hierarchy investments for which fair values are estimated using the net asset value practical expedient provided by Accounting Standards Codification 820, Fair Value Measurement. Disclosures about investments in certain entities that calculate net asset value per share are limited under ASU 2015-07 to those investments for which the entity has elected to estimate the fair value using the net asset value practical expedient. ASU 2015-07 is effective for entities (other than public business entities) for fiscal years beginning after December 15, 2015, with retrospective application to all periods presented. There was no impact to Plan’s financial statements upon the adoption of this standard.

In July 2015, the FASB issued ASU 2015-12, Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962), Health and Welfare Benefit Plans (Topic 965): (Part I) Fully Benefit-Responsive Investment Contracts, (Part II) Plan Investment Disclosures, (Part III) Measurement Date Practical Expedient. Part I of ASU 2015-12 eliminates the requirements to measure the fair value of fully benefit-responsive investment contracts and provide certain disclosures. Contract value is the only required measure for fully benefit-responsive investment contracts. Part II of ASU 2015-12 eliminates the requirements to disclose individual investments that represent 5 percent or more of net assets available for benefits and the net appreciation or depreciation in fair value of investments by general type. It also simplifies the level of disaggregation of investments that are measured using fair value. Plans will continue to disaggregate investments that are measured using fair value by general type; however, plans are no longer required to also disaggregate investments by nature, characteristics and risks. Further, the disclosure of information about fair value measurements shall be provided by general type of plan asset. Part III of ASU 2015-12 allows a plan with a fiscal year end that doesn’t coincide with the end of a calendar month to measure its investments and investment-related accounts using the month end closest to its fiscal year end. ASU 2015-12 is effective for fiscal years beginning after December 15, 2015. Parts I and II are to be applied retrospectively, while Part III is to be applied prospectively. Parts I and II were adopted retroactively to the periods ended December 31, 2016 and 2015, while Part III was not applicable to the Plan.

In February 2017, the FASB issued ASU 2017-06, Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962), Health and Welfare Benefit Plans (Topic 965): Employee

PROFIT SHARING AND RETIREMENT PLAN OF EAGLE MATERIALS INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2016

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES (continued)

Master Trust Reporting. The amendments in ASU 2017-06 clarify presentation requirements for a plan’s interest in a master trust. This guidance is effective for fiscal years beginning after December 31, 2018. We are currently evaluating the impact the adoption of this guidance will have on the financial statements and related disclosures.

NOTE 3. INTEREST IN THE MASTER TRUST

The fair value of the commingled investments of the participating plans in the Master Trust accounts at December 31, 2016 and 2015, and the undivided percentage interests the Plan holds in each of the Master Trust accounts are summarized as follows:

	2016		2015
		Percentage		Percentage
	Fair Value	Interest	Fair Value	Interest
Registered Investment Companies
American Beacon Funds Large Cap Value Institutional	$3,292,893	62.1%	$2,598,098	58.7%
American Beacon Funds Small Cap Value Institutional	2,660,637	81.3%	1,928,121	82.5%
Baron Small Cap Institutional	1,425,927	84.7%	1,297,367	84.9%
Brokerage Link	1,650,006	99.8%	1,146,334	98.0%
CBA Aggressive Growth 1	1,408,887	81.8%	1,495,421	77.4%
Fidelity Freedom K 2010 Fund	5,803,797	81.1%	5,732,306	81.0%
Fidelity Freedom K 2020 Fund	17,453,051	70.5%	15,887,300	71.8%
Fidelity Freedom K 2030 Fund	15,031,545	64.3%	12,335,408	62.8%
Fidelity Freedom K 2040 Fund	11,434,353	61.0%	8,137,878	59.6%
Fidelity Freedom K 2050 Fund	1,545,777	40.6%	615,743	44.3%
Fidelity Freedom K 2060 Fund	86,492	34.1%	6,325	89.2%
Fidelity Freedom K Income Fund	5,015,713	47.4%	4,771,922	47.1%
Fidelity Low-Priced Stock Fund	5,953,461	78.5%	5,936,109	81.0%
FMMT Retirement Gov II	1,646,621	80.1%	1,853,876	89.2%
Harbor International Adminstrative	2,756,032	79.6%	2,610,752	80.6%
JPMorgan Mid Cap Growth Select	4,403,641	72.8%	4,547,321	71.6%
Mainstay Large Capital Growth 1	932,999	88.6%	1,219,018	84.8%
Spartan 500 Index Institution	12,138,861	80.5%	9,281,482	79.1%
Spartan Extended Market Index Fund Adv	2,758,536	79.9%	2,421,029	78.4%
Spartan International Index Adv	532,924	88.9%	430,944	87.5%
Spartan U.S. Bond Index Adv	4,507,914	82.1%	3,748,541	79.4%
Vanguard Inflation Protected Securities	987,098	82.4%	730,204	79.8%

	103,427,165		88,731,499
Eagle Materials Common Stock Fund
Eagle Materials Common Stock	9,199,307	82.2%	5,958,555	82.8%

Common/Collective Trust
Fidelity Managed Income Portfolio Fund	4,006,723	77.4%	3,551,632	75.0%

	$116,633,195		$98,241,686

PROFIT SHARING AND RETIREMENT PLAN OF EAGLE MATERIALS INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2016

NOTE 3. INTEREST IN THE MASTER TRUST (continued)

Net investment income/(loss) of the Master Trust accounts for the year ended December 31, 2016, and the Plan’s share of net investment income/(loss) of each Master Trust account is summarized as follows:

	Change	Interest	Net	Share in Net
	in Fair Value	and	Investment	Investment
	of Investments	Dividends	Income	Income
American Beacon Funds Large Cap Value Institutional	$380,379	$94,827	$475,206	63.6%
American Beacon Funds Small Cap Value Institutional	470,180	78,448	548,628	82.3%
Baron Small Cap Institutional	(124,586)	251,281	126,695	83.7%
Brokerage Link	3,306	52,511	55,817	105.8%
CBA Aggressive Growth 1	16,143	62,694	78,837	78.1%
Eagle Materials Inc. Common Stock	3,762,406	—	3,762,406	82.4%
Fidelity Freedom K 2010 Fund	131,043	224,405	355,448	80.6%
Fidelity Freedom K 2020 Fund	578,663	666,536	1,245,199	70.2%
Fidelity Freedom K 2030 Fund	600,258	582,874	1,183,132	64.4%
Fidelity Freedom K 2040 Fund	566,131	415,675	981,806	63.6%
Fidelity Freedom K 2050 Fund	106,657	51,111	157,768	42.5%
Fidelity Freedom K 2060 Fund	6,934	2,021	8,955	33.0%
Fidelity Freedom K Income Fund	114,211	144,235	258,446	48.4%
Fidelity Low-Priced Stock Fund	198,325	289,952	488,277	78.2%
Fidelity Managed Income Portfolio Fund	—	58,348	58,348	76.5%
FMMT Retirement Gov II	—	992	992	85.2%
Harbor International Administrative	(37,674)	47,383	9,709	84.1%
JPMorgan Mid Cap Growth Select	20,166	1,950	22,116	69.2%
Mainstay Large Capital Growth 1	(126,053)	118,229	(7,824)	41.4%
Spartan 500 Index Institution	976,121	286,052	1,262,173	80.9%
Spartan Extended Market Index Adv.	227,555	125,380	352,935	76.6%
Spartan International Index Adv.	(320)	15,719	15,399	91.6%
Spartan U.S. Bond Index Adv.	(30,958)	115,123	84,165	77.1%
Vanguard Inflation Protected Securities	(2,101)	33,176	31,075	80.7%

	$7,836,786	$3,718,922	$11,555,708	75.0%

The Plan invests in various investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

PROFIT SHARING AND RETIREMENT PLAN OF EAGLE MATERIALS INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2016

NOTE 4. INCOME TAX STATUS

The Plan has received a determination letter from the IRS dated July 21, 2010, stating that the Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the IRS, the Plan was amended. On April 28, 2015, the Plan received an updated determination letter from the IRS stating that the Plan is qualified under Section 401(a) of the Code reaffirming that the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification.

The Plan had no significant uncertain tax positions for the year ended December 31, 2016. The Plan’s Annual Return/Report of Employee Benefit Plan is subject to examination by the IRS for three years from the date of filing.

NOTE 5. RELATED PARTY TRANSACTIONS AND PARTY-IN-INTEREST TRANSACTIONS

Certain Plan investments are shares of mutual funds and a common/collective trust managed by the Trustee and, therefore, these transactions qualify as party-in-interest transactions. Fees incurred by the Plan for the investment management services are included as a reduction of the return earned on each fund.

The Trustee provides certain administrative services to the Plan pursuant to an agreement between the Company and the Trustee. The Trustee receives revenue from mutual fund and common/collective trust service providers for services the Trustee provides to the funds. This revenue is used to offset certain amounts owed to the Trustee for its administrative services to the Plan.

If the revenue received by the Trustee from such mutual fund or common/collective trust fund service providers exceeds the amount owed under the agreement between the Trustee and the Company, the Trustee remits the excess to the Plan’s trust. Such amounts may be applied to pay Plan administrative expenses. During the year ended December 31, 2016, the Plan received excess amounts totaling $119,700.

The Plan invests in common stock of Eagle Materials Inc. (Eagle Common Stock). During the year ended December 31, 2016, the Plan purchased and sold shares of Eagle Common Stock for $412,179 and $299,162, respectively, and experienced net appreciation of approximately $3,125,000. During the year ended December 31, 2015, the Plan purchased and sold shares of Eagle Common Stock for $420,295 and $337,883, respectively, and experienced net depreciation of approximately $1,195,900.

PROFIT SHARING AND RETIREMENT PLAN OF EAGLE MATERIALS INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2016

NOTE 6. RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	December 31, 2016	December 31, 2015
Net assets available for benefits per the financial statements	$91,358,948	$77,566,386
Employers’ contributions receivable	(4,937,914)	(4,857,931)
Adjustment from contract value to fair value for fully benefit-responsive Investment contracts held by a common/collective trust	—	18,063

Net assets available for benefits per Form 5500	$86,421,034	$72,726,518

Reconciliation of net increase in plan assets reported in the financial statements to the net income reported in the Form 5500 is presented below:

December 31, 2016
Net increase in assets available for benefits reported in the financial statements	$13,792,562
Change in contributions receivable	(79,983)
Change in adjustment from contract value to fair value for interest in Master Trust relating to fully benefit-responsive investment contracts	(18,063)

Net assets available for benefits per Form 5500	$13,694,516

Additionally, the Form 5500 has certain income and expense items that differ from amounts shown on the accompanying financial statements. These differences relate to classification only and have no effect upon the net assets available for benefits as of December 31, 2016 or 2015.

NOTE 7. SUBSEQUENT EVENTS

Subsequent events have been evaluated through the date the financial statements were issued and all necessary disclosures have been included.

SUPPLEMENTAL SCHEDULE

PROFIT SHARING AND RETIREMENT PLAN OF EAGLE MATERIALS INC.

SCHEDULE H; LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)

EIN#: 75-2520779

PLAN #: 002

DECEMBER 31, 2016

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	(d) Cost	(e) Current Value
*	Fidelity Investments	Plan interest in Master Trust	$—	$84,745,458
*	Participants	Loans with interest rates from 4.25% to 6.25%, and maturities ranging from six months to five years	$—	$1,675,576

*Party-in-interest.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee which administers the Profit Sharing and Retirement Plan of Eagle Materials Inc. has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

PROFIT SHARING AND RETIREMENT PLAN OF EAGLE MATERIALS INC.

Date: June 26, 2017	By:	/s/ David B. Powers
David B. Powers
Chairman, Administrative Committee

INDEX TO EXHIBIT

Profit Sharing and Retirement Plan of Eagle Materials Inc.

Exhibit Number	Exhibit	Filed Herewith or Incorporated by Reference

23	Consent of Sutton Frost Cary LLP	Filed Herewith